Global Investor Services, Inc.
708 3rd Avenue, 6th Floor
New York, New York, 10017
Tel: 212-227-2242
Fax: 212-227-6462
__________________________________________________________________________________

August 31, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Attn:	Jennifer Thompson, SEC Accounting Branch Chief
Andrew Blume, SEC Accounting

RE:         Global Investor Services, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2009
File No. 0-27019

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-K for the fiscal year ended March 31, 2009 of Global Investor Services, Inc. (the “Company”) by letter dated August 13, 2009 to Mr. William Kosoff, the Company’s Chief Financial Officer, and have set forth below the Company’s responses.  The responses correspond to the numbered items in the Commission’s letter.  For your convenience, we have inserted each of your comments above to the corresponding response.

FORM 10-K for the Fiscal Year Ended March 31, 2009

General

1.
Please ensure that the cover page of your Forms 10-K and Forms 10-Q comply with those Forms.  Please note that these disclosures differ from what was required under Form 10-KSB and Forms 10-QSB.  Additionally, please confirm to us that you qualified as a Smaller Reporting Company for your fiscal year ended March 31, 2009, and tell us what your public float was as of the last business day of your second fiscal quarter within that fiscal year.

Response:

We have noted and will ensure that our future filings of Forms 10-K and Forms 10-Q will comply with the cover page requirements.  In addition, we confirm that the Company qualified as a Smaller Reporting Company as defined by Rule 405 of the Securities Act for fiscal year ended March 31, 2009.  Our public float as of September 30, 2008 was $13,938,635

Consolidated Statement of (Deficiency) in Stockholders’ Equity, page F-5

2.
We note several line items describing the beneficial conversion feature on the convertible debt in connection with the issuance of common stock or in connection with common stock to be issued.  Please clarify why these line items impact the columns reflecting the number of common shares outstanding and /or the number of shares to be issued.  Please provide us with an illustrative journal entries indicating how these transactions were recorded.  Additionally, please explain to us why these items imply that you are recognizing a beneficial conversion feature upon the conversion of the debt into stock, while your disclosures within Note 7 appear to indicate that you recognize any beneficial conversion features when the related debt is issued, and revise your description of these lines if necessary.

Response:

As described in Note 7 to the Company’s financial statements, the Company issues shares of its common stock in conjunction with the issuance of a convertible debt.  In accordance with Emerging Issues Task Force Issue 98-5, Accounting for Convertible Securities with a Beneficial Conversion Features or Contingently Adjustable Conversion Ratios (“EITF 98-5”), the Company determines the total beneficial conversion feature (“BCF”) of both the conversion feature and the debt and the fair value of the common stock issued at the debt issuance date and allocates fair values between the elements up to the net proceeds of the debt.  On occasion, the common stock may not yet have been issued at the reporting date.  Below is illustrative example of the journal entries associated with the issuance of debt:

Common stock issued in conjunction with debt:

Debt discount	$xxxxxxx
Common stock	$(par value)
Additional paid in capital	$(Conversion Feature BCF +Excess over par)

Common stock to be issued at reporting date:

Debt discount	$xxxxxxx
Common stock to be issued	$(Allocated FV of BCF to common stock)
Additional paid in capital	$(Allocated BCF associated to conversion feature)

When stock is issued (subsequently):

Common stock to be issued	$(Allocated FV of BCF to common stock)
Common stock	$(par value)
Additional paid in capital	$(excess over par)

The Company recognizes and determines the beneficial conversion (if any) at the time of debt issuance.  The Company’s Consolidated Statement of (Deficiency in) Stockholders’ Equity reflects shares to be issued and / or when issued in conjunction with the debt.

The Company believes its policy of accounting for  convertible debt  is reasonable and complies with current accounting principles generally accepted in the US.

3.	If not addressed by the preceding comment, please clarify what the column titled “common shares to be issued” represents and why inclusion of that column is necessary and consistent with GAAP.

Response:

As described above in comment 2, on occasion, the Company may not have issued common shares yet, but is obligated to do so, in conjunction with the issuance of a convertible debt.  At reporting date, the Company feels that reflecting its obligation (both in number of shares and the recorded value (which is the allocated BCF) is valuable and meaningful information to our investors.

4.
We note that you present a contra-equity deferred compensation account.  Please tell us how your presentation of deferred compensation as a contra-equity item complies with SFAS 123(R), in particularly paragraph 74.  Otherwise, confirm with us that you will revise your presentation in future filings to eliminate your deferred compensation account, and describe to us the changes that you will make.

Response:

In our future filings, we will revise our presentation and eliminate the Company’s deferred compensation account.  Since the deferred compensation is comprised of previously issued shares of common share where the fair value was determined at the obligation date for future services, the Company will consider it as a prepaid service fee.

Note 1. Summary of Significant Accounting Policies, page F-10

5.
You disclose that a total of 18 million shares will be issued over the next few years to the previous owners of Investment Tools and Training, LLC (“ITT”) and Razor Data, LLC (“Razor”).  Please tell us and disclose if any of these shares are contingently issuable based on certain future events if these issuances are contractually guaranteed.

Response:

The Company is contractually obligated to issue all shares relating to the acquisition of ITT and Razor.  There are no contingencies relating to these shares.

6.
We note that the purchase price allocations for your ITT and Razor acquisitions were largely goodwill.  Tell us the deliberative process that you went through in arriving at the purchase price of each acquisition and in determining the items other than goodwill to which the purchase price was allocated.  After consideration of the purchase price allocation, if you believe no change in the purchase price allocation is called for, please tell us and disclose the business rationale that led you to pay such a large premium over the fair value of the net assets acquired.

Response:

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS No. 141”), the purchase method of accounting was used to account for the acquisitions.  As required, the Company  estimated  the net fair value of the tangible and identifiable intangible assets acquired.  In determining the estimated fair value of the identifiable intangible assets and their expected future economic life, the Company engaged an independent appraiser to assist management in  establishing the  fair value of the assets acquired, which included  utilizing a discounted expected future cash flow approach.  The excess of the purchase price paid over the fair values of the net assets acquired with allocated to goodwill.

The Company believes that over the long term, the assets, processes and methodologies acquired with ITT and Razor will significant value to the Company.

The Registrant believes its  policy accounting for acquisitions  is reasonable and complies with current accounting principles generally accepted in the US.

7.
It appears that you computed the total purchase prices of your ITT and Razor acquisitions by combining the fair value of your common shares issued with the face amount of the convertible promissory notes.  Please tell how your use the face amounts complies with paragraph 20 of SFAS 141, which indicates that the fair value of liabilities incurred by acquiring entity shall be used to measure the cost of an acquired entity.  Please tell us whether the 6% interest rate of these notes was materially above or below the effective rate or current yield for an otherwise comparable security.  If so, please tell us if you imputed a premium or discount on these promissory notes in accordance with APB 21.

Response:

In considering the fair value of the liabilities incurred, we determined that the fair and face values of the issued promissory notes approximately were equal after reviewing the facts that the notes were due in fifteen months (short term cycle) and were convertible into the Company’s common stock at any time at the holder’s election. We considered the 6% interest rate of the notes a fair market rate based on the circumstances of the security not subject to a discount or premium.

Revenue recognition, page F-12

8.	We note that you recognize revenue under the guidance of SAB 104 and EITF 00-21. Please provide us with your analysis of the applicability of SOP 97-2, including your analysis of EITF 00-3.

Response:

Quoting from EITF 00-3:

“The Task Force reached a consensus that a software element covered by SOP 97-2 is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Therefore, SOP 97-2 only applies to hosting arrangements in which the customer has such an option. Arrangements that do not give the customer such an option are service contracts and are outside the scope of SOP 97-2.”

In summary, if a customer has the option of taking possession of the software and running the software without any services from the vendor, then SOP 97-2 would apply.  However, since the software the Company provides cannot be operated without the data and services that come from the Company servers, as per EITF 00-3, there is no requirement to separate the software and services into multiple accounting elements.

Furthermore, it is not necessary to separate the software and service into separate accounting elements since the Company does not charge for or assign a value to the software independent of the monthly subscription value that is recognized on a monthly basis as used.

The Registrant believes its  policy for recognizing revenues  is reasonable and complies with current accounting principles generally accepted in the US.

9.
Your disclosures concerning EITF 00-21 appear to indicate that in some circumstances you are able to determine objective and reliable evidence of fair value for all units of accounting in an arrangement, while in other circumstances you are able to determine objective and reliable evidence of fair value for only the undelivered elements.  Please explain to us the units of accounting for which you are able to determine objective and reliable evidence of fair value and the units of accounting for which you are unable to determine this.  With regard to the units of accounting for which you are able to determine objective and reliable evidence of fair value, explain to us in reasonable detail how you determine this, including whether you sell these services separately or whether you are relying on third-party evidence of fair value.  With regard to the units of accounting for which you are unable to determine objective and reliable evidence of fair value, please explain to us how these services are delivered before the other deliverables in your bundled arrangements such that the residual method is appropriate.

Response:

The Company has 3 units of accounting:

1.	Coaching
2.	Subscription/Data
3.	Training (seminars/classes)

Items 1 and 2 are sold separately by the Company on a regular basis, so therefore the fair values of each are readily available and determinable.  However, since the 3rd item is frequently bundled with the other items, it can be difficult to determine the value for the Training since various packages and bundles are offered to the customer.

For example, a customer may have been offered a package that includes 3 Coaching sessions, 6 months of Data and 2 courses of instruction for a price of $5,000.  The Company applies a finite value to the Coaching and Data (the price the Company charges a la carte) and the remainder is allocated to Training.  However in the sale process, a customer may be offered an additional course at no charge.  The value of Coaching and Data has not changed, and the value of the Training would be determined by subtracting the fair value of the Coaching and Data from the total package purchase price.

Though it is possible to monitor exactly when a student has been Coached, or when a specific month’s worth of Data has passed, it is not as easy to monitor when a student has attended a live online training or watched a recorded presentation.  As such, if a customer has purchased a bundled package, the Company recognizes revenue from all of the accounting units identically on a straight line basis over the customer’s contract period.

The Company believes its  policy for recognizing revenues  is reasonable and complies with current accounting principles generally accepted in the US.

10
We read that you sell bundled arrangements that contain multiple deliverables including website/data subscriptions, educational workshops, online workshops and training, one-on-one coaching and counseling sessions, along with other products and services.  Please tell us whether your online workshops and training are separate units of accounting from your website/data fees.  If so, please explain in detail how the online workshops and training meet the criteria of paragraph 9(a) of EITF 00-21, as we assume that a customer would have to have access to your website to be able to use them.

Response:

Paragraph 9(a) states “The delivered items(s) has value to the customer on a standalone basis.”

The website/data subscription is a separate website and login that is independent of the website and login that is used to attend the online workshops and training.  The Company has sold and does sell online workshops and trainings without subscriptions to the website/data and though the Company encourages that subscription, it is not required.

Therefore the workshops and trainings are separate units of accounting from the website/data fees.

Company  believes it has met the criteria paragraph 9(a) of EITF 00-21.

11.
You disclose that revenues from online training and courses and coaching/counseling services are generally deferred and recognized as services are delivered or on a straight-line basis.  Please clarify when you recognize revenues as services are delivered and when you recognize revenues on a straight-line basis, and explain why these revenues are not exclusively recognized as services are performed.  Also explain why any discount from the combined fair value of individual elements is allocated to the portion of the revenues that is attributed to the online courses and training and how that policy complies with the applicable accounting guidance.

Response:

Ideally, systems would be in place to monitor exactly when a customer has completed an online course or when they have completed their coaching and the appropriate revenues would be recognized at that time.  However, the current technology that the Company uses to host the online training and courses does not allow it to track the individual customers that log in for the training, so the Company cannot reliably determine when any specific customer has completed their training.

As such the Company determined that the most reasonable and conservative method to recognize revenue for all training and coaching is on a straight-line basis over the life of the customer’s contract.

The Company allocates any discount to the courses and training because that is where specifically a discount will be offered to a customer.  As discussed in question 8, a customer is typically offered additional courses and training rather than additional coaching or data subscriptions since the incremental cost for fulfillment of online courses and training is minimal as compared to the fulfillment costs of coaching or data subscriptions.

The Company believes its  policy for recognizing revenues  is reasonable and complies with current accounting principles generally accepted in the US.

Segment Information, page F-17

12.
Based on your disclosures, you appear to have concluded that you have one reportable segment; however, it appears that you may have multiple operating segments as defined in paragraph 10 of SFAS 131.  Please clarify if you aggregate any operating segments into your single reportable segments.  If so, tell us how your operating segments are structured and how they meet the aggregation criteria of paragraph 17 of SFAS 131.  Additionally disclose in future filings that multiple operating segments have been aggregated in accordance with paragraph 26.(a.) of SFAS 131.  Alternatively, if you believe that you only have one operating segment, please describe to us how you reached this conclusion under paragraph 10 of SFAS 131 and how your chief operating decision maker is able to effectively manage your company without reviewing your results at any level below your consolidated financial statements.

Response:

The Company aggregates our operating segments into a single reportable segment because the Company believes it meets the outlined aggregation criteria of paragraph 17 of SFAS 131.  Specifically, the products or services and customers serviced are the same using the same (online) delivery methods.  In addition, the staff, management and office are a combined group.

In future filings, the Company will disclose that our operating units are aggregated in accordance with paragraph 26 (a) of SFAS 131.

Note 7, Convertible Debentures, page F-23

13.
We note that you have issued several convertible debentures.  Please provide us with detailed explanation of your accounting treatment for these convertible loan issuances by responding to the following items:

•
Please provide us with a detailed explanation of your accounting treatment for the conversion features of your convertible notes.  Explain how you applied paragraph 12 of SFAS 133 in determining whether or not the conversion features should be bifurcated from the host contract and accounted for as derivatives requiring fair value treatment.  If you believe that the conversion features are not embedded derivatives under paragraph 11a. of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion.  Please specifically tell us whether or not there are limits on the number of shares that can be issued upon conversion of these notes and if so, tell us and disclose the terms of the caps.  If you bifurcated any of the conversion options as derivative liabilities, please confirm that you recorded the liabilities at their fair value.

Response:

In all the convertible debentures, the conversion feature is the greater of a fixed conversion price or a higher conversion price should the market price of the Company’s common stock increase.  The potential number of shares required to be issued by the Company in settlement of the debt obligation is determinable and therefore bifurcation of the conversion feature as required under SFAS 133 does not apply. In addition, the Company classifies the debt instruments outside of equity, is not required to issue registerable shares (nor any penalties associated with such), has sufficient authorized shares to meet the conversion obligations of the debt instruments and the maximum number of shares required to be issued is determinable.  Therefore the Company does not believe that paragraphs 12-32 of EITF 00-19 apply.

As noted above, the maximum number of shares that can be issued upon conversion is limited to the underlying conversion rate.

•
If you determined that the conversion feature of your convertible loans are outside the scope of SFAS 133 and EITF 00-19, please tell us how you calculate the effective conversion price of your convertible loans, as described in Issue 1 of EITF 00-27 and paragraph 16 of APB 14, and how you measure the intrinsic value of the beneficial conversion features.  In doing so, please tell us how you determine the market price of your common stock.  When you issue warrants or other equity instruments with your convertible notes, please ensure your response addresses how your allocation method complies with the requirement in paragraph 5 of EITF 00-27 that you allocate the proceeds to the equity instruments and the convertible notes on a relative fair value basis.  With respect to how you measure the intrinsic value, specifically address how you apply Issue 7 of EITF 00-27 for any convertible loans with contingent conversion options.  Please also tell us and disclose the period over which the beneficial conversion feature discounts are amortized and tell us how your accounting complies with the guidance of Issue 6 of EITF 00-27.

Response:

The Company allocates the proceeds of the loan based on the relative fair values to the convertible debt and any detachable instruments.  The fair value of the common stock to be issued is determined (at listed market price) at the date of the debt while the fair value of any issued warrants are determined using the Black-Scholes option pricing model.  The effective conversion rate is computed by dividing the allocated potion of the proceeds to the convertible debt by the number of shares issuable.   Issue 7 of EITF 00-27 requires the Company to only compute the number of contingent shares to be issued only once a contingency occurs and determine the incremental value of any “excess shares”  However, in the Company’s convertible loans, the contingency is a reduction in number of shares required to be issued, therefore we do not believe Issue 7 applies.

The Company accretes the debt discount over the term of the debt in accordance with Issue 6 of EITF 00-27 since the convertible debt as a stated redemption (or maturity date).

•
Tell us how you account for your warrant issuances, including those issued on connection with convertible debt and those issued on a standalone basis.   In doing so, tell us if you considered paragraph 6 of SFAS 133 in determining whether or not the warrants are freestanding derivatives requiring fair value treatment.  If you believe the warrants are not freestanding derivatives under paragraph 11a. of SFAS 133, please tell us in detail how you applied paragraphs 12-32 in arriving at your conclusion.

Response:

The Company’s accounting for issued warrants is dependent on the purpose of the issued warrants.  If the warrants are issued in connection with the issuance of convertible debt, it is recorded as described above as part of a beneficial conversion feature at its allocated relative fair value.  If warrants are issued as compensation for service, it is recorded in accordance with SFAS 123 (R) at its fair value (determined using the Black Sholes Option Pricing Model).  If the warrants are issued in connection with the sale of common stock, it is recorded at the allocated fair value of the proceeds received as a credit to additional paid in capital.

The Company does not believe any of its issued warrants require treatment as freestanding derivatives requiring fair value treatment as described in SFAS 133.  There are no outstanding warrants with reset provisions, registration rights agreements, other such provisions and the Company has sufficient authorized shares to meet all debt, option and warrant obligations.

•
We note that you issue shares of common stock in connection with the issuance of some of your convertible debentures and it appears you charge the fair value of those shares to current period operations as financing costs.  Please tell us if debt holders or some other third party receives these shares and clarify if the expense is recorded immediately or amortized over time.  Where applicable, please cite authoritative accounting guidance that support your treatment.

Response:

The Company noted you comment, it believes, based on a clerical error under the description of note #17 of its footnotes.  Common stock issued in conjunction with a convertible debt is accounted for as described above in accordance with EITF 98-5.  The Company will correct in future filings.

•
Please tell us if any conversions of your convertible notes into common stock during the historical periods presented occurred at conversion prices other than the stated price.  If so, please explain how you account for those conversions, including whether or not you recognize a gain or loss, how that gain or loss is calculated, and whether the gain or loss is recorded in income or reflected as a capital transaction.

Response:

During the periods presented, all conversions were at the stated conversion price without any gain or loss reflected in the financial statements.

•	Tell us about the terms of any registration payment arrangements and tell us if you recorded any contingent liabilities for those arrangements under FASB Staff Position EITF 00-19-2

Response:

The Company does not have any registration payment arrangements for any of the reporting periods.

The Company believes its  policy for accounting for its convertible debt and detachable equity instruments   is reasonable and complies with current accounting principles generally accepted in the US.

14.
We note that several of your convertible debentures were issued in exchange for convertible debentures previously matured.  Citing relevant authoritative accounting guidance, such as APB 26, FTB 80-1, SFAS 84, EITF 96-19, please tell us how you accounted for these transactions and clarify whether or not you recorded gains or losses on the transactions and how those gains or losses were calculated.

Response:

The Company does not believe that APB 26, FTB 80-1 or SFAS 84 are applicable since the defaulted convertible debt were not exchanged for equity instruments, but rather debt instruments and were not early extinguishments of debt.  However, EITF 96-19 considers substantial modification of a debt instrument to be accounted for under the extinguishment rules.

The Company issued convertible notes as payment for defaulted debt instruments where cash could be demanded from the creditors.  The incremental cost of which was determined following EITF 98-5 by calculating an imbedded beneficial conversion feature within the notes and considering the face amount (demanded maturity amount) as the proceeds for determination basis. The resultant calculated debt discount is accreted over the life of the new note.

15.
Please tell us and disclose in future filings if you classify your defaulted debentures with current liabilities.  If not, please clarify how your presentation complies with Chapter 3A of ARB 43 and/or SFAS 6.

Response:

All debt, including those in default, is classified as current maturities both in the footnotes and the face of the balance sheet.

Note 8 – Related Party Transactions, page F-31

16.
We note that a related party provides you with marketing and promotional services in exchange for 20% of gross revenue from sales of the related party’s products and services.  Please tell us and disclose how these transactions impacted your statement of losses for each period presented, including quantifying the impact on each affected line item.  Refer to paragraph 2 of SFAS 57.  Additionally, since you appear to sell your related party’s product and services, please tell us and disclose whether you account for these sales on a gross or net basis, and provide in your response your analysis under EITF 99-19 to support your conclusion.

Response:

The Company has not created any sales activity relative to the aforementioned contract; therefore there is no impact to the body of the financial statements.  It is the Company’s belief, that if it acts as the principal in these transactions, takes title to the product or service and accepts the risks of ownership such as collections, returns and delivery, any revenue would be recorded as gross.

Note 10 – Capital Stock, page F-32

17.
We note that you issue equity instruments to non-employees.  Please tell us and disclose in future filings how you account for equity instruments issued to other than employees.  In particular, please tell us the dates you use to measure the fair value of you equity issuances and the periods you use to recognize the related expense.  Please ensure you describe your expense recognition practices for those instruments vested on the issuance date and those instruments that vest over time.  Please demonstrate how you accounting policies are in accordance with EITF 96-18, EITF 00-18, and/or other applicable accounting guidance.

Response:

The fair value of immediate vested equity instruments issued to non employees is determined at the earlier of the commitment date to performance date or performance is preformed in accordance with EITF 96-18.  It is recognized as a current period expense unless the service is to be preformed over a period of time.  In this instance, it is amortized ratably over the service commitment period.

For equity instruments issued that vest over a period of time (options, for example) the fair value of the vested portion (s) are determined at each vesting  period using the Black Sholes Option Pricing model and is recorded as a current period expense.

18.
You disclose that you issue common shares as compensation and deferred compensation.  Please tell us and disclose in future filings the differences between the two categories.  Please ensure you disclose the significant terms of your deferred compensation arrangements.

The Company believes its  policy for accounting for equity compensation  is reasonable and complies with current accounting principles generally accepted in the US.

Response:

The Company issues shares of stock as compensation to employees and offices for services rendered (or as “compensation”). These issuances represent payment for past services.  In addition, the Company may issue shares to non employees for future services.  The fair value of the stock issued (see above discussion for the fair value determination) is amortized ratably over the contractual service period and is reflected as deferred compensation within the body of the Company’s footnotes.  The contractual obligations are for future services ranging from 90 days to 2 year terms.

The Company believes its policy for accounting for equity compensation  is reasonable and complies with current accounting principles generally accepted in the US.

19.
The introduction to your fair value table on page F-39 indicates that you record and measure you convertible debentures at fair value on a recurring basis.  If this statement is incorrect and you do not remeasure your convertible debentures at fair value on a recurring basis, please revise your disclosures in future filings accordingly.

Response:

The Company confirms that the statement is incorrect and will revise future filings.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings.  In addition, the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing fairly responds to the Comment Letter. We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact us.

Should you have any additional comments or questions, please feel free to contact me.

Yours truly,

William C. Kosoff,
Chief Financial Officer
Global Investor Services, Inc.

cc:   Nicholas S. Maturo, Chief Executive Officer, Global Investor Services, Inc.